Exhibit A:

Mr. Lang also directly owns an employee stock option to purchase 30,000 shares of Class A common stock with (i) an exercise price of $189.16 per share and (ii)
an expiration date of March 8, 2027. Of the 30,000 shares subject to this option, 7,500 shares vested on March 8, 2018, 7,500 shares vested on March 8,
2019, 7,500 shares vested on March 8, 2020, and 7,500 shares are scheduled to vest on March 8, 2021.

Mr. Lang also directly owns an employee stock option to purchase 20,000 shares of Class A common stock with (i) an exercise price of $131.53 per share and (ii)
an expiration date of February 8, 2028. Of the 20,000 shares subject to this option, 10,000 shares are scheduled to vest on February 8, 2021 and 10,000 shares are scheduled to vest on February 8, 2022.